 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________________________
 FORM 11-K
  __________________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission File Number 1-8519
  __________________________________________________
CINCINNATI BELL
RETIREMENT SAVINGS PLAN
  __________________________________________________
 CINCINNATI BELL INC.
221 East Fourth Street
Cincinnati, Ohio 45202

CINCINNATI BELL RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Cincinnati Bell Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of Cincinnati Bell Retirement Savings Plan (the “Plan”) as of December 30, 2011 and the related statement of changes in net assets available for benefits for the year ended December 30, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2011 and the related statement of changes in net assets available for benefits for the year ended December 30, 2011 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Barnes, Dennig & Co., LTD
Cincinnati, Ohio
June 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Cincinnati Bell Retirement Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the Cincinnati Bell Retirement Savings Plan (the “Plan”) as of December 30, 2010. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
June 22, 2011

CINCINNATI BELL RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(DOLLARS IN THOUSANDS)

	December 30,
	2011	2010
Investments
Investment in Master Trust	$150,005	$150,775
Notes Receivable
Participant loans	3,374	3,122
Net assets available for benefits at fair value	153,379	153,897
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(405)	(149)
Net assets available for benefits	$152,974	$153,748

See Notes to Financial Statements.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 30, 2011
(DOLLARS IN THOUSANDS)

Net assets available for benefits as of December 30, 2010	$153,748

Contributions:
Employee	10,505
Employer	5,103
Total contributions	15,608

Investment loss from Master Trust	(312)

Interest on participant loans	150

Transfers from other Company-sponsored plans, net	1,248

Distributions:
Benefits paid to participants	(17,448)
Administrative expense paid by the Plan	(20)
Total distributions	(17,468)

Net decrease in assets available for Plan benefits	(774)

Net assets available for benefits as of December 30, 2011	$152,974

See Notes to Financial Statements.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description and Accounting Policies

a.
General: The Cincinnati Bell Retirement Savings Plan (the “Plan”) is sponsored by Cincinnati Bell Inc. (together with its subsidiaries, the “Company” or “Cincinnati Bell”) and administered generally through the Company Employees’ Benefit Committee.

The Plan is, subject to certain exceptions, currently available to all employees of the Company who are not hourly employees. Hourly employees are generally defined as employees either (i) who are represented by a collective bargaining unit (unless the applicable collective bargaining agreement requires their participation in the Plan) or (ii) whose position is an hourly-paid position that is or at any prior time had been otherwise subject to automatic wage progression or covered under the Cincinnati Bell Inc. Savings and Security Plan (an additional plan sponsored by the Company). However, an hourly employee hired on or after February 1, 2008 and in a position described in clause (ii) above, is generally eligible for the Plan.
In addition, certain other classes of employees (including but not limited to co-op students, interns, temporary employees and contingency employees) are ineligible to participate in the Plan.
These Notes to Financial Statements provide a brief description of certain provisions of the Plan, but do not constitute a document under which the Plan is operated, and, in the event of any conflict between these Notes to Financial Statements and the Plan documents, the Plan documents shall control. Participants must refer to the Plan documents and to the summary plan description for further details of the Plan, which was amended and restated on December 28, 2010.
The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Financial Statements of the Plan are prepared under the accrual method of accounting in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30. The Plan’s trustee is Fidelity Management Trust Company (together with its affiliates, “Fidelity”).
In accordance with FASB Accounting Standards Codification (“ASC”) 962 - Plan Accounting - Defined Contribution Pension Plans, the Statement of Net Assets Available for Benefits presents the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis for the fully benefit-responsive investment contracts.

b.
Employee Contributions: Upon commencement of employment by the Company, the Plan generally permits each participant to contribute each pay period, in before-tax dollars, any amount that is a whole percent up to a maximum of 75% of the participant’s plan compensation. A participant’s plan compensation for each plan year is only considered up to the maximum per the Code, which was $245,000 for the plan year ended December 30, 2011.

The Plan provides for newly eligible participants to be automatically enrolled into the Plan and contribute 3% of their plan compensation, which is invested in the Plan’s default investment option, an age specific Vanguard Target Retirement Fund. Plan participants may elect to change their contribution and investment elections or discontinue participation in the Plan at any time.
The amount of a participant’s contributions for any calendar year generally cannot exceed $16,500, the legal limit in 2011. If the participant is age 50 or older by the end of the calendar year, the participant is also allowed to make additional before-tax contributions up to $5,500, the maximum amount per the Code in 2011. The amount of a participant’s contributions is subject to additional provisions under the Code, which could further limit the amount of a participant’s contributions for any plan year.
Participant contributions are allocated to the participant’s account under the Plan (“Plan account”). A participant is always fully vested in the part of the Plan account attributable to employee contributions.
A participant is generally not subject to federal income tax on the amount of employee contributions to the Plan or on the earnings on those contributions until the amounts are distributed from the Plan to the participant.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

c.
Employer Contributions: Under the current terms of the Plan (which applied to all pay periods occurring in the Plan's plan year ending December 30, 2011) the Company made matching contributions for each participant in an amount equal to the sum of: (i) 100% of the portion of the participant's contributions to the Plan for such pay period that were not in excess of 3% of his or her plan compensation for such pay period, and (ii) 50% of the portion of his or her contributions to the Plan for such pay period that were in excess of 3% but not in excess of 5% of the participant's plan compensation for such pay period. The amount of matching contributions made for a participant is subject to additional provisions under the Code, which could limit the amount of the matching contributions made for a participant for any plan year.

Matching contributions are generally made on a bi-weekly basis under the current practice of the Company and must be made by the end of the first full month that ends after the participants' related contributions are made.
The Company's matching contributions for a participant are allocated to the participant's Plan account. In general, a participant is fully vested in the part of the Plan account attributable to the Company's matching contributions.
A participant is generally not subject to federal income tax on the amount of the matching contributions or on the earnings on these contributions until the amounts are distributed from the Plan to the participant.

d.
Rollovers: A participant may elect to rollover to the Plan an otherwise taxable distribution from another employer’s tax-qualified savings, profit sharing, or other employer plan, if the distribution meets certain conditions set forth in the Plan and the Code.

Any rollover contributions are allocated to the participant’s Plan account. A participant is always fully vested in the part of the Plan account attributable to rollover contributions.
A participant is generally not subject to federal income tax on the rollover contributions or on the earnings on the rollover contributions until the amounts are distributed from the Plan to the participant.

e.
Employee-Directed Investments: A participant can specify the manner in which contributions made by or for the participant to the Plan shall be invested in the available funds under the Plan and may elect to change the funds to which future contributions are allocated and transfer amounts held in the participant’s Plan account from one fund to another.

f.	Distributions to Participants: A participant may receive a distribution of all or a portion of the Plan account while employed by the Company, only in certain circumstances.
In general, a participant, while still employed by the Company, may withdraw, for any reason, the part of the Plan account attributable to: after-tax contributions (prior to December 20, 2004, the Plan accepted after-tax contributions); rollover contributions; and the Company’s matching contributions made for plan years that ended before December 31, 2000.
Further, a participant, while still employed by the Company, can withdraw amounts that are attributable to before-tax contributions if the withdrawal is required by reason of the participant’s hardship situation, which meets the rules set forth in the Plan concerning hardship withdrawals, or if the participant has reached at least age 59 1/2. Any hardship withdrawal does not include the earnings on before-tax contributions that were allocated after December 31, 1988.
Other than for the withdrawals described above, the distribution of a participant’s Plan account will generally occur only after the participant’s employment with the Company has terminated for any reason, including retirement, discharge, termination, disability, or death.
If the value of the participant’s Plan account is $1,000 or less, the participant’s account can be distributed, within a reasonable administrative period, in a lump sum and without the consent of the participant after the participant’s employment with the Company ends for any reason.

g.
Participant Loans: Loans are available from the Plan to participants under the current provisions and policies of the Plan. Loans are subject to several conditions, certain of which are described below.

A participant cannot have more than two outstanding loans from the Plan at any time. The minimum amount of any loan to a participant is $1,000, while the maximum amount cannot exceed the lesser of (i) 50% of the vested balance of the participant’s Plan account excluding amounts attributable to the participant’s contributions which were matched and the associated matching contributions from the Company for the plan year of the loan and the two immediately preceding plan years and income earned after 1988 on the participant’s before-tax contributions

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

or (ii) $50,000 reduced by the highest outstanding balance of loans made to the participant from the Plan and other plans of the Company during the one year period preceding the new loan date.
The Company Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to a participant. In general, the interest rate is based on the prime rate plus 1.0% at the time the loan is made. As of December 30, 2011, interest rates on loans made under the Plan ranged between 4.3% and 10.5% per annum. For the Plan year ended December 30, 2011, a participant also paid to Fidelity a $35 origination fee for processing a new Plan loan and a $15 annual maintenance fee for the life of the loan.
In general, any loan to a participant must be repaid through payroll deductions and be collateralized by up to 50% of the participant’s Plan account. The minimum term of any loan to a participant is 6 months, and the maximum term of a loan is generally 60 months. A participant may extend the term of the loan to a maximum of 30 years, if the loan is acquired to provide the participant with funds to purchase a primary residence.

h.	Investments: As of December 30, 2011, the following funds were available for investment under the Plan:

•	American Funds EuroPacific Growth Fund

•	Cincinnati Bell Inc. Common Stock Fund*

•	Fidelity Growth Company Fund*

•	Fidelity International Discovery Fund*

•	Fidelity Managed Income Portfolio II Fund*

•	Fidelity Mid-Cap Stock Fund*

•	Fidelity U.S. Equity Index Commingled Pool Fund*

•	LKCM Small Cap Equity Fund

•	PIMCO Total Return Fund

•	Vanguard Balanced Index Fund

•	Vanguard Mid-Cap Value Index Fund

•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement Income Fund

•	Vanguard Windsor II Fund

*	Party-in-interest funds
Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

i.
Administrative Expenses: Administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid by the Company. However, the Plan permits certain of these expenses to be paid from the Plan assets and allocated and charged to each participant’s account based on the proportion that such participant’s account balance bears to all account balances under the Plan.

j.
Forfeitures: Any amounts forfeited by participants under the Plan are applied to reduce subsequent contributions of the Company to the Plan. During the plan years ended December 30, 2011 and 2010, there were no forfeitures under the plan.

k.
Transfer to/from Other Plans: If a Plan participant becomes a participant of the Cincinnati Bell Inc. Savings and Security Plan, another defined contribution plan sponsored by the Company, or if a participant of the Cincinnati Bell Inc. Savings and Security Plan becomes a participant of the Plan, the Plan account balance is generally transferred to and assumed by the recipient plan. These transfers are included in “Transfers from other Company-sponsored plans, net” on the Statement of Changes in Net Assets Available for Benefits.

l.
Uncertain Tax Positions: U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions.

m.
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

n.
Recently Issued Accounting Standards: In May 2011, the Financial Accounts Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification 820 (“ASC 820”) to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards (IFRS).  This standard changes certain fair value measurement principles and enhances the disclosure requirements.  The amendment is effective for annual periods beginning after December 15, 2011 and should be applied prospectively.  The Plan is currently evaluating the impact, if any, that this amendment will have on its financial statements.

(2)	Fair Value Measurements
The Plan’s investments in the Master Trust are stated at fair value. Mutual funds of the Plan are valued using the quoted market prices of the shares of each applicable mutual fund. The value of the Plan’s Cincinnati Bell Inc. Common Stock Fund was determined by the ending share values as last published by the New York Stock Exchange on December 30, 2011 and 2010. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted to contract value. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the common collective trust funds, plus earnings, less participant withdrawals and administrative expenses. The common collective trust funds impose certain restrictions on the Plan, and the common collective trusts may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the common collective trust funds to transact at less than contract value is not probable. Redemption for common collective trust funds is permitted daily and there are no unfunded commitments.
ASC 820 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 - Quoted market prices for identical instruments in an active market;
Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Level 3 - Unobservable inputs that reflect the Company’s determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including the Company’s own data.
There were no significant transfers between the fair value hierarchy levels in the year ended December 30, 2011. At December 30, 2011 and 2010, the fair value and placement in the fair value hierarchy of the underlying assets of the Cincinnati Bell Retirement Savings Plans Master Trust (the “Master Trust”) that are required to be measured at fair value on a recurring basis are as follows:

(dollars in thousands)	December 30, 2011	Level 1	Level 2	Level 3
Mutual funds
Equity funds	$104,900	$104,900	$—	$—
Target date retirement funds	30,587	30,587	—	—
Fixed income funds	20,696	20,696	—	—
Balanced fund	2,378	2,378	—	—
Common collective trust funds
Stable value fund	26,785	—	26,785	—
Equity fund	11,796	—	11,796	—
Common stocks
Common shares of Cincinnati Bell Inc.	11,751	11,751	—	—
Total assets at fair value	$208,893	$170,312	$38,581	$—

(dollars in thousands)	December 30, 2010	Level 1	Level 2	Level 3
Mutual funds
Equity funds	$113,126	$113,126	$—	$—
Target date retirement funds	27,255	27,255	—	—
Fixed income funds	19,828	19,828	—	—
Balanced fund	2,321	2,321	—	—
Common collective trust funds
Stable value fund	24,253	—	24,253	—
Equity Fund	12,071	—	12,071	—
Common stocks
Common shares of Cincinnati Bell Inc.	11,949	11,949	—	—
Total assets at fair value	$210,803	$174,479	$36,324	$—

(3)	Interest in Master Trust
At December 30, 2011 and 2010, the Plan’s assets were held by the Master Trust. The Master Trust holds only the assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan.
The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan (collectively the “Savings Plans”). Master Trust assets are allocated to the Savings Plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified to that Savings Plan. Net investment income, gains and losses, and expenses resulting from the collective investment of the assets are allocated to the Savings Plans in proportion to the fair value of the assets allocated to the Savings Plans.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

As of both December 30, 2011 and 2010, the Plan’s percentage of assets held in the Master Trust was 72%. The following table presents the fair value of the total investments held by the Master Trust, in which the Plan invests:

	December 30,
(dollars in thousands)	2011	2010
Mutual funds and common collective trust funds	$197,142	$198,854
Common shares of Cincinnati Bell Inc.	11,751	11,949
Net assets available to participating plans at fair value	$208,893	$210,803
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(651)	(240)
Net assets available to participating plans	$208,242	$210,563

During the plan year ended December 30, 2011, realized and unrealized gains/(losses) and interest and dividends on investments held by the Master Trust were as follows:

	Gain (Loss) on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and common collective trust funds	$525	$(6,587)	$4,900
Common shares of Cincinnati Bell Inc.	87	742	—
	$612	$(5,845)	$4,900

The Plan’s portion of the gains/(losses) on the Master Trust’s investments and interest and dividends for the plan year ended December 30, 2011 was as follows:

	Gain (Loss) on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and common collective trust funds	$431	$(4,779)	$3,573
Common shares of Cincinnati Bell Inc.	49	414	—
	$480	$(4,365)	$3,573

Based on fair value, the Plan’s share of the investments held in the Master Trust as of December 30, 2011 and 2010 that individually represent 5 percent or more of the Plan’s net assets available for plan benefits at fair value was as follows:

	December 30,
	2011	2010
(dollars in thousands)
Fidelity Managed Income Portfolio II Fund	$16,667	$15,070
Fidelity Growth Company Fund	16,019	15,811
Vanguard Windsor II Fund	15,884	17,615
PIMCO Total Return Fund	15,451	14,934
Fidelity Mid-Cap Stock Fund	14,678	15,145
American Funds EuroPacific Growth Fund	10,147	12,418
LKCM Small Cap Equity Fund	9,242	8,472
Fidelity U.S. Equity Index Commingled Pool Fund	8,598	8,732
Vanguard Mid-Cap Value Index Fund	*	8,030
Vanguard Target Retirement 2020	*	7,567

*    Investments did not exceed 5% of the Plan's net assets available for plan benefits at fair value

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(4)	Amendment or Termination of the Plan
While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

(5)	Tax Status
The Internal Revenue Service issued on October 22, 2011, a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code.

(6)	Related Party Transactions
The Plan invests in the Master Trust, and the Master Trust’s investments include shares of Cincinnati Bell Inc. common stock and shares of mutual funds managed by Fidelity. Cincinnati Bell is the sponsor and administrator of the Plan, and Fidelity is the Plan’s trustee. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the plan year were $20,229.
The amount of common stock of Cincinnati Bell Inc. held in the Master Trust for the Plan was 2,190,636 and 2,323,091 shares with a cost basis of $11,360,694 and $12,284,701 at December 30, 2011 and 2010, respectively.

(7)	Concentrations, Risks, and Uncertainties
The Master Trust has a significant concentration of investments in Cincinnati Bell Inc. common stock. A change in the value of the stock could cause the value of the Plan’s net assets to change significantly due to this concentration.
The Plan provides for various investment options in money market funds, mutual funds, commingled funds, and Cincinnati Bell Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 30,
(dollars in thousands)	2011	2010
Net assets available for benefits per financial statements	$152,974	$153,748
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	405	149
Net assets available for benefits per the Form 5500	$153,379	$153,897

The following is a reconciliation of investment loss per the financial statements to the Form 5500:

(dollars in thousands)	December 30, 2011
Investment loss from Master Trust per financial statements	$(312)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for the year ended December 30, 2010	(149)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for the year ended December 30, 2011	405
Net investment loss per the Form 5500	$(56)

CINCINNATI BELL RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 30, 2011
FORM 5500 SCHEDULE H (FORM 5500)
EIN 31-1056105
PLAN NUMBER - 002
(Dollars in thousands)

Issuer	Description of Investment	Fair Value

Participant loans*	12 to 360 months (4.3% - 10.5%)	$3,374

*	Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees’ Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

June 26, 2012	By	/s/ Donald R. Scheick
Donald R. Scheick
Secretary – Employees’ Benefit Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm - Barnes, Dennig & Co., LTD
23.2	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP